Roundy’s Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

February 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:       Christopher F. Chase

Mara L. Ransom
Brigitte Lippman
Robert Babula
Donna Di Silvio

Re:	Roundy’s Parent Company, Inc.
Registration Statement on Form S-1
Initially Filed December 5, 2011
File No. 333-178311

Gentlemen:

Roundy’s Parent Company, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-178311), as amended, to 3:00 p.m., Eastern Time, on Tuesday, February 7, 2012, or as soon thereafter as practicable.

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby acknowledges its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Darren Karst
Darren Karst
Vice President, Chief Financial Officer and Assistant Secretary

cc:           Dennis M. Myers, P.C.